

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

Brian R. Mueller
Executive Vice President, Finance & Chief Financial Officer
BioMarin Pharmaceutical Inc.
770 Lindaro Street
San Rafael, CA 94901

      Re: BioMarin Pharmaceutical Inc.
          Form 10-K for the Year Ended December 31, 2022
          Filed February 27, 2023
          File No. 000-26727

Dear Brian R. Mueller:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences